

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via Email
Ricardo Soler
Chief Financial Officer
Tenaris S.A.
29, Avenue de la Porte-Neuve, 3rd Floor
L-2227 Luxembourg

> **Re:** **Tenaris S.A.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 001-31518**

Dear Mr. Soler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Operating and Financial Review and Prospects, page 40

Results of Operations, page 46

1. We note that your segment-by-segment discussion does not appear to fully discuss the factors that led to the changes in various line items from period-to-period, and does not always quantify these factors when they are provided. For example, you note that within your Tubes segment there was lower demand in certain geographic regions, such as in Mexico, Europe and the Middle East and Africa. However, the reasons for such decreases in demand, and the affect of such decreases on overall segment performance, are unclear. Similarly, when discussing the 57% decrease in net sales for your Projects segment, you note that there was a sharp decrease in shipments to gas and other pipeline projects in South America. However the reasons for such decrease, and the amount

contributed to the overall decrease in net sales within this segment, is unclear. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. See Item 5.A.1. of Form 20-F and SEC Release No. 33-8350.

2. We note your statements on page 51 that variations in exchange rates between your subsidiaries' functional currencies and the U.S. dollar, including the revaluation of the Brazilian real against the U.S. dollar, have affected your financial results. In future filings, please provide a more detailed discussion of the impact of any material foreign currency fluctuations on your financial results, including how it impacts your net sales and gross margins. See Item 5.A.3. of Form 20-F.

Change in Registrant's Certifying Accountant, page 102

3. We note that you have provided disclosure pursuant to Item 16F of Form 20-F and that your auditor has filed, as Exhibit 15.2, its consent that it agrees with the statements made by you under Item 16F. The current disclosure suggests that a change in your independent auditor occurred in connection with your recent corporate reorganization, however the circumstances surrounding such change are unclear. With a view toward future disclosure, please supplementally provide us with draft disclosure providing all of the information required by Item 16F, such as whether your former accountant resigned, declined to stand for re-election, or was dismissed, and the date thereof, to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ricardo Soler
Tenaris S.A.
September 9, 2011
Page 3

Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Dieter King, Staff Attorney, at (202) 551-3338, if you have any questions regarding these comments.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director